UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission file number: 000-51694

Perion Network Ltd.

(Translation of registrant’s name into English)

2 Leonardo Da Vinci Street, 24th Floor

Tel Aviv, Israel 6473309

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

ENTRY INTO MERGER AGREEMENT

On November 1, 2026, Perion Network Ltd., a company organized under the laws of the State of Israel (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Affle 3IL Ltd., a private company limited by shares incorporated under the laws of Israel (“Parent”), and Affle 3IL Investco Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement and the Merger (as defined below) have been unanimously approved by the board of directors of the Company (the “Board”) and by the boards of directors of Parent and Merger Sub, and have been approved by Parent as the sole shareholder of Merger Sub. The Board has resolved to recommend that the Company’s shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. In connection with the execution and delivery of the Merger Agreement, (x) Affle International Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (the “Guarantor”), has, concurrently with the execution of the Merger Agreement, separately executed and delivered to the Company a guarantee of certain obligations of Parent and Merger Sub under the Merger Agreement (the “Guarantee”), (y) Affle 3i Limited (“Confirming Parent”), the Guarantor, Affle MEA FZ-LLC and Affle Inc. (collectively, the “Cash Providers”) have, concurrently with the execution of the Merger Agreement, entered into an equity commitment letter, countersigned by Parent and the Company (the “Commitment Letter”) pursuant to which they have committed to make available to Parent certain amounts of cash in order to allow Parent to fulfill its obligations under the Merger Agreement, and (z) Confirming Parent has, concurrently with the execution of the Merger Agreement, separately executed and delivered to the Company a confirming parent undertaking, countersigned by the Company, pursuant to which Confirming Parent has undertaken to cause its subsidiaries not to effect certain transactions involving the Guarantor that would be reasonably expected to impair the ability of the Guarantor to perform its obligations under the Guarantee or the Commitment Letter.

Structure.

The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (together with the rules and regulations promulgated thereunder, the “ICL”), following which the separate existence of Merger Sub will cease, with the Company surviving the Merger (the “Surviving Company”) as a wholly owned subsidiary of Parent. The Merger will become effective upon the issuance by the Israeli Companies Registrar of a certificate of merger in accordance with Section 323(5) of the ICL.

Consideration.

At the effective time of the Merger (the “Effective Time”), each ordinary share, par value NIS 0.03 per share, of the Company (each, a “Company Share” and, collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Company Shares owned by the Company, any subsidiary of the Company, Parent, Merger Sub or by any of their respective subsidiaries or held in the Company’s treasury) will be automatically converted into the right to receive an amount in cash equal to US$11.70 per Company Share (subject to adjustment as provided in the Merger Agreement) (the “Per Share Merger Consideration”), without interest and less applicable taxes (if any) required to be withheld, payable as provided in Sections 2.2 and 2.4 of the Merger Agreement.

Treatment of Company Equity Awards.

At the Effective Time:

• each option to purchase Company Shares (“Company Option”) that is vested pursuant to its terms as of immediately prior to the closing of the Merger, including each Company Option the vesting of which is accelerated at or prior to the closing in accordance with its terms in connection with the consummation of the Transactions (as defined in the Merger Agreement), without any action on the part of Parent, Merger Sub, the Company, the holder of such vested Company Option or any other person, will be cancelled and converted into the right to receive from the Surviving Company (except for consideration paid with respect to vested Company Options that are Section 102 Awards (as defined in the Merger Agreement) and Section 3(i) Awards (as defined in the Merger Agreement), which will be paid through the 102 Trustee (as defined in the Merger Agreement)) a cash amount equal to the product of (a) the number of Company Shares subject to such vested Company Option, multiplied by (b) the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price for such vested Company Option, reduced by the applicable tax withholdings;

• each Company restricted stock unit award (each, a “Company RSU”) and each Company performance stock unit award (each, a “Company PSU”) that is vested and outstanding as of immediately prior to the closing of the Merger, including each Company RSU and Company PSU the vesting of which is accelerated at or prior to the closing in accordance with its terms in connection with the consummation of the Transactions, without any action on the part of Parent, Merger Sub, the Company, the holder thereof or any other person, will be cancelled and converted into the right to receive from the Surviving Company (except for consideration paid with respect to vested Company RSUs and Company PSUs that are Section 102 Awards and Section 3(i) Awards, which will be paid through the 102 Trustee) a cash amount equal to the product of (a) the number of Company Shares subject to such vested Company RSU or Company PSU and (b) the Per Share Merger Consideration, reduced by the applicable tax withholdings;

• each Company RSU and Company PSU that is not vested and is outstanding immediately prior to the Effective Time (each, an “Unvested Company RSU” or “Unvested Company PSU,” as applicable), without any action on the part of Parent, Merger Sub, the Company, the holder thereof or any other person, will be cancelled and converted at the Effective Time into the right to receive from the Surviving Company, on or promptly following (and in any event within thirty days following) each vesting date applicable to the corresponding Unvested Company RSU or Unvested Company PSU, a cash amount, without interest and less applicable taxes required to be withheld, equal to the product of (a) the number of Company Shares underlying the portion of such Unvested Company RSU or Unvested Company PSU that vests on such vesting date, multiplied by (b) the Per Share Merger Consideration (each such amount, a “Vesting Date Payment”), subject to the same vesting schedule and the same terms and conditions as applied to the corresponding Unvested Company RSU or Unvested Company PSU immediately prior to the Effective Time;

• each Vesting Date Payment in respect of an Unvested Company RSU or Unvested Company PSU that is a Section 102 Award or a Section 3(i) Award will be deposited with and held by the 102 Trustee, on behalf of the relevant holder, and released and paid by the 102 Trustee only in accordance with the applicable vesting terms and conditions and the requirements of Section 102 of the Israeli Income Tax Ordinance and any applicable tax ruling, if obtained, and each other Vesting Date Payment will be made by the Surviving Company or the applicable Company subsidiary through its payroll system;

• in the case of an Unvested Company PSU, any performance-based vesting condition will be deemed satisfied as of the Effective Time, and the number of Company Shares so determined will vest (a) in the case of certain specified Unvested Company PSUs, in accordance with the time-based vesting dates set forth in the disclosure letter delivered by the Company in connection with the Merger Agreement, and (b) in any other case, solely in accordance with the service-based vesting schedule applicable thereto;

• each vested Company Option that has a per share exercise price that is equal to or greater than the Per Share Merger Consideration will be cancelled at the Effective Time without the payment of any consideration; and

• any payments made with respect to Company Equity Awards (as defined in the Merger Agreement) will be subject to all applicable tax withholding requirements under applicable law and any tax ruling, if obtained.

Israeli Tax Withholding.

The Merger Agreement requires the Company to apply to the Israel Tax Authority (the “ITA”) for rulings with respect to Israeli tax withholding on the Per Share Merger Consideration and on payments in respect of Section 102 Awards and Section 3(i) Awards. Obtaining any such ruling is not a condition to the closing of the Merger. Subject to the terms of any such ruling, if obtained, the Per Share Merger Consideration payable to holders of Company Shares (other than Company Shares held by the 102 Trustee and Company Shares held through the Tel Aviv Stock Exchange) will be retained by the exchange agent for the benefit of such holders until the date that is 270 days following the closing of the Merger (or such later date as may be required by any such ruling or by the ITA), during which period holders may deliver a declaration for Israeli tax withholding purposes or a valid tax certificate issued by the ITA. Holders who do not deliver the required documentation within the prescribed time will be subject to Israeli tax withholding at the applicable rate.

Covenants, Representations and Warranties.

Each of the Company, Parent and Merger Sub has made customary representations, warranties and covenants in the Merger Agreement. The Company has made covenants, among others, relating to the conduct of its business from and after the date of the Merger Agreement until the earlier of the Effective Time and the date, if any, on which the Merger Agreement is terminated pursuant to the terms thereof, including covenants to use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice and certain restrictions on, among other things, making acquisitions, conducting divestitures, incurring debt, making capital expenditures, settling litigation matters, and granting or increasing employee compensation and benefits. The Merger Agreement also provides that, from the Effective Time, Parent will cause each of the Surviving Company and the Company’s subsidiaries to honor, in accordance with their terms, the employment agreements, as in effect immediately prior to the Effective Time, with each employee of the Company or any Company subsidiary who remains employed by the Surviving Company or an affiliate of Parent immediately following the Effective Time. In addition, from the Effective Time, Parent will use commercially reasonable efforts to cause the Surviving Company or an applicable affiliate of Parent to recognize each continuing employee’s service with the Company and the Company’s subsidiaries prior to the Effective Time for purposes of eligibility, vacation entitlement, notice periods entitlement and severance-related benefits under any employee benefit plan, arrangement or program maintained by Parent, the Surviving Company or any of their respective affiliates following the Effective Time, in each case to the extent such service was recognized immediately prior to the Effective Time; provided that: (i) such recognition shall not result in any duplication of benefits or service credit for the same period of service, (ii) such service need not be recognized for purposes of benefit accruals under any defined-benefit pension plan, equity-based incentive or long-term incentive plan, (iii) such service need not be recognized under any plan that was established during the one-year period preceding the execution of the Merger Agreement and under which prior service is not recognized for similarly situated employees of Parent or its affiliates, and (iv) such recognition shall be subject to the terms and conditions of the applicable plan and applicable law. Parent has also agreed to cause the Surviving Company and the Company’s subsidiaries to honor existing rights to indemnification, advancement of expenses and exculpation in favor of the current and former directors and officers of the Company and its subsidiaries for a period of at least seven years following the Effective Time, subject to applicable law, and the Company will, prior to the Effective Time, purchase a prepaid seven-year directors’ and officers’ liability and fiduciary liability “tail” insurance policy, subject to a premium cap of 300% of the last annual premium paid by the Company and its subsidiaries.

Each party to the Merger Agreement has agreed in the Merger Agreement to use its reasonable best efforts to obtain all required governmental and regulatory consents and approvals in order to consummate the Transactions; provided, however, that Parent will not be required to, and the Company shall not, without the consent of Parent (i) propose, negotiate, commit to and/or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, transfer, license, disposition or hold separate (through the establishment of a trust or otherwise) of any assets, properties or businesses of Parent or its subsidiaries or affiliates or of the assets, properties, or businesses to be acquired pursuant to the Merger Agreement, (ii) terminate, modify, or assign existing relationships, contracts, or obligations of Parent or its subsidiaries or affiliates or those relating to any assets, properties, or businesses to be acquired pursuant to the Merger Agreement, (iii) change or modify any course of conduct regarding future operations of Parent or its subsidiaries or affiliates or the assets, properties, or businesses to be acquired pursuant to the Merger Agreement, and (iv) otherwise take or commit to take any other action that would limit Parent or its subsidiaries or affiliates’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to the Merger Agreement; provided, however, that Parent shall be required to propose, negotiate, commit to and effect any remedy described in clauses (i) through (iv) solely with respect to the assets, properties or businesses of the Company and the Company’s subsidiaries (and not of Parent or any of its other subsidiaries or affiliates) to the extent such remedy is reasonably necessary to obtain any Required Clearance (as defined in the Merger Agreement), is conditioned upon the occurrence of the closing of the Merger and would not reasonably be expected to have a material adverse effect on Parent and its subsidiaries, taken as a whole, or on the Company and the Company’s subsidiaries, taken as a whole.

Conditions to Closing.

The closing of the Merger is subject to certain conditions, including, among others, (a) approval of the Merger Agreement, the Merger and the consummation of the Transactions by the affirmative vote of the holders of at least a majority of the Company Shares voted (in person or by proxy) at the Company Special Meeting (as defined below), excluding any absentee votes and any other shares to be excluded pursuant to Section 320(c) of the ICL (the “Company Shareholder Approval”), (b) the absence of any law or order that restrains, enjoins or otherwise prohibits the consummation of the Merger, (c) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (d) the passage of the statutory waiting period under Israeli law (the “Israeli Statutory Waiting Period”) of (i) at least 50 days following the filing of a merger proposal with the Companies Registrar of the Israeli Corporations Authority and (ii) at least 30 days following the receipt of the Company Shareholder Approval, (e) subject to specified exceptions and qualifications for de minimis inaccuracies, materiality or Company Material Adverse Effect or Parent Material Adverse Effect (each as defined in the Merger Agreement), the accuracy of the respective representations and warranties made by the Company, Parent and Merger Sub, compliance in all material respects by the Company with specified covenants and by Parent and Merger Sub with their respective obligations contained in the Merger Agreement and, to the extent required for Parent and Merger Sub to fulfill their closing obligations, compliance in all material respects by the Cash Providers with their respective obligations under the Commitment Letter, (f) the absence of a continuing Company Material Adverse Effect or Parent Material Adverse Effect since the date of the Merger Agreement, (g) the delivery by the Company and Parent of their respective customary closing certificates and the resignation or removal of the directors of the Company, and (h) subject to the entry by Parent, Merger Sub or their affiliates into definitive documentation with respect to debt financing that requires such deposit, the deposit by the Company of a specified minimum amount in an account held by the Company at the Israeli branch of the financial institution acting as lender under Parent’s debt financing.

Go-Shop and No-Shop.

The Merger Agreement contains a 40-day “go-shop” provision (the “Go Shop Period”), ending at 11:59 p.m., Israel time, on the earlier of the 40th calendar day following the date of the Merger Agreement and the date on which the Company Shareholder Approval is obtained, during which period the Company will be permitted to, among other things, initiate, solicit, facilitate and encourage any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Competing Proposal (as defined in the Merger Agreement), and engage in, enter into, continue and otherwise participate in any discussions or negotiations with any person with respect to any Competing Proposal. Any person (other than Parent and its affiliates) from which the Company has received, prior to the expiration of the Go Shop Period, a Competing Proposal that did not arise or result from a breach (other than a de minimis breach) of the Merger Agreement by the Company and that the Board has determined, during the Go Shop Period, in good faith (after consultation with its outside legal counsel and financial advisor), constitutes, or could reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement), and which has not been withdrawn, will be an “Excluded Party,” with which the Company may continue discussions or negotiations following the expiration of the Go Shop Period, subject to certain conditions set forth in the Merger Agreement. At the end of the Go Shop Period, pursuant to the terms of the Merger Agreement, the Company will be required to immediately cease such activities (other than with respect to any Excluded Party), and will be subject to a customary “no-shop” provision that restricts the Company’s ability to, among other things, solicit Competing Proposals from third parties and provide non-public information to and engage in discussions or negotiations with third parties regarding Competing Proposals after the Go Shop Period. However, the “no-shop” provision allows the Company, under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, following the expiration of the Go Shop Period and prior to receipt of the Company Shareholder Approval, to furnish information (including nonpublic information) and engage in discussions or negotiations with respect to a bona fide written Competing Proposal that did not arise or result from a violation of the no-shop provisions of the Merger Agreement and that the Board determines in good faith after consultation with the Company’s outside legal counsel and financial advisor constitutes a Superior Proposal or would reasonably be likely to lead to a Superior Proposal, and the Board has determined in good faith (after consultation with outside counsel) that the failure to take such action would be reasonably likely to violate its fiduciary duties under Israeli law.

Prior to receipt of the Company Shareholder Approval, and subject to compliance with certain notice and negotiation obligations, the Board may (i) make a Company Change of Recommendation (as defined in the Merger Agreement) in response to a Company Intervening Event (as defined in the Merger Agreement) if the Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that the failure to do so would be reasonably likely to violate its fiduciary duties under applicable law, or (ii) in response to a bona fide written Competing Proposal that the Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, constitutes a Superior Proposal and that the failure to take such action would be reasonably likely to violate its fiduciary duties under applicable law, make a Company Change of Recommendation or terminate the Merger Agreement to enter into a definitive agreement providing for such Superior Proposal, subject to payment of the termination fee described below. Before taking any such action, the Company must notify Parent in writing and give Parent five business days (in the case of a Company Intervening Event) or four business days (in the case of a Superior Proposal) to propose revisions to the terms of the Merger Agreement, and must negotiate in good faith with Parent during such period to the extent Parent desires to negotiate. A material change in the facts and circumstances relating to a Company Intervening Event, or a material amendment to the financial or other material terms of a Superior Proposal, requires a new notice and an additional negotiation period of three business days or two business days, respectively.

Termination and Termination Fees.

The Merger Agreement contains certain customary termination rights for the Company and Parent, including (a) by mutual written consent, (b) by either the Company or Parent if a governmental authority in certain specified jurisdictions has issued a final and non-appealable law or order permanently prohibiting the consummation of the Merger, (c) by either the Company or Parent if the Company Shareholder Approval is not obtained at the Company Special Meeting, (d) by either the Company or Parent if the Effective Time has not occurred by 11:59 p.m., Israel time, on the date that is 180 days after the date of the Merger Agreement, (e) by either the Company or Parent upon certain uncured breaches by the other party that would result in the failure of a closing condition, (f) by Parent if the Board effects a Company Change of Recommendation and (g) by the Company to accept a Superior Proposal, in each case subject to certain conditions and limitations set forth in the Merger Agreement. The Company may also terminate the Merger Agreement if all closing conditions have been satisfied and Parent and Merger Sub fail to consummate the Merger within 15 days following notice by the Company that it is ready, willing and able to consummate the Merger.

If the Merger Agreement is terminated under certain circumstances, including, but not limited to, (i) termination by the Company to accept a Superior Proposal, (ii) termination by Parent following a Company Change of Recommendation or (iii) subject to certain conditions, termination due to the failure to obtain the Company Shareholder Approval, the failure of the Effective Time to occur by the date described above or an uncured breach by the Company, if, in the case of this clause (iii), a Competing Proposal has been made and not withdrawn and, within 12 months after such termination, the Company enters into a definitive agreement with respect to, or consummates, a Competing Proposal with the third party that made such Competing Proposal or its affiliates, then, in such circumstances, the Company will be obligated to pay to Parent a termination fee equal to US$14,700,000 in cash, except that, if the definitive agreement for the Competing Proposal giving rise to the termination fee was entered into during the Go Shop Period, the termination fee will be US$10,500,000. In no event will the Company be required to pay the termination fee on more than one occasion. Subject to certain exceptions (including for fraud and Intentional Breach (as defined in the Merger Agreement)), Parent’s right to receive the termination fee, when payable, is the sole and exclusive remedy of Parent and Merger Sub against the Company and its related parties. The parties are entitled to specific performance of the Merger Agreement, provided that Parent and Merger Sub may not receive both a grant of specific performance requiring the Company to consummate the Merger and payment of the termination fee.

The Company will file with the Israel Securities Authority and furnish to the U.S. Securities and Exchange Commission on Form 6-K, and provide to its shareholders, a proxy statement describing the Merger, the Merger Agreement, as well as the procedure for voting in person or by proxy at an extraordinary general meeting of its shareholders (the “Company Special Meeting”) and various other details related to the Company Special Meeting, and the Company has agreed to use commercially reasonable efforts to do so not later than 30 days following the date of the Merger Agreement. The Company will publish notice of, schedule and convene the Company Special Meeting in accordance with applicable law, the Company’s organizational documents and the Merger Agreement, which provides that the Company Special Meeting will be held not later than 40 days following the date on which the Company publishes the notice of the Company Special Meeting. If the Merger is approved at the Company Special Meeting, Israeli law mandates passage of the Israeli Statutory Waiting Period before the Merger can become effective. The Company anticipates that the Merger will likely be completed in early 2027.

Financing.

Concurrently with the execution of the Merger Agreement, Confirming Parent, the Guarantor, Affle MEA FZ-LLC and Affle Inc. have executed and delivered to the Company the Commitment Letter, countersigned by Parent and the Company. In addition, Parent has delivered to the Company a copy of an executed debt commitment letter from the financial institution party thereto providing for committed acquisition financing. The obligations of Parent and Merger Sub under the Merger Agreement are not subject to any condition regarding their ability to obtain financing for the Merger or the other transactions contemplated by the Merger Agreement.

Delisting.

Following the Effective Time, the Company Shares will be delisted from The Nasdaq Stock Market and the Tel Aviv Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 5728-1968.

Voting Support Agreements.

As a condition to and inducement of Parent’s willingness to enter into the Merger Agreement and concurrently with the execution and delivery of the Merger Agreement, certain of the Company’s directors, officers and shareholders (each, a “Supporting Shareholder”) have each entered into a voting and support agreement with Parent (each, a “Support Agreement” and, collectively, the “Support Agreements”), pursuant to which, among other things, each Supporting Shareholder has agreed, solely in its capacity as a shareholder of the Company, to vote all of its shares as to which such Supporting Shareholder controls the right to vote in favor of the approval of the Merger Agreement, the Merger and the other Transactions. Each Supporting Shareholder has also agreed, subject to certain exceptions, not to transfer its shares prior to the Expiration Time (as defined below).

Pursuant to the terms of each Support Agreement, each Supporting Shareholder has agreed to, among other things, at any meeting of the Company’s shareholders, (a) appear or otherwise cause its shares to be counted as present for purposes of calculating a quorum and (b) vote (or cause to be voted) its shares (i) in favor of the approval of the Merger Agreement, the Merger and the other Transactions, (ii) in favor of any other proposal necessary to the consummation of the transactions contemplated by the Merger Agreement and recommended by the Board, (iii) in favor of any proposal recommended to adjourn or postpone any meeting of the Company’s shareholders if there are not sufficient votes to approve any such matters on the date on which the meeting is initially held and (iv) against any action, proposal, transaction or agreement that would prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement, including the Merger. Each Supporting Shareholder has also agreed not to take any action prohibited by Section 5.2 of the Merger Agreement as in effect on the date of the Support Agreement. Nothing in the Support Agreements limits any action or inaction by any Supporting Shareholder in its capacity as a director or officer of the Company or any of its subsidiaries, including the exercise of fiduciary duties.

Each Support Agreement will automatically terminate upon the earliest to occur of (a) such time as the Merger Agreement shall have been terminated in accordance with its terms, (b) the date of any amendment, modification or supplement to the Merger Agreement without the prior written consent of the Supporting Shareholder that results in a change of the consideration payable to the Company’s shareholders or adversely affects the economic interests of the Company’s shareholders or the Supporting Shareholder or imposes certain restrictions or constraints on the payment of such consideration, (c) the date upon which Parent and the Supporting Shareholder mutually agree in writing to terminate such Support Agreement, (d) receipt of the Company Shareholder Approval or (e) the Board shall have effected a Company Change of Recommendation (as defined in the Merger Agreement) (such earliest time, the “Expiration Time”).

The foregoing descriptions of the Merger Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the form of Support Agreement, which are filed as Exhibits 99.1 and 99.2 hereto, respectively, and incorporated herein by reference. The Merger Agreement and the form of Support Agreement have been included to provide investors with information regarding their respective terms. Neither the Merger Agreement nor the form of Support Agreement are intended to provide any other factual information about the Company, Parent, Merger Sub or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement and the Support Agreements were made only for the purposes of the Merger Agreement and the Support Agreements, as applicable, as of the specific dates therein, were made solely for the benefit of the parties thereto, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement or the Support Agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and the Support Agreements, as applicable, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Other Events.

On November 1, 2026, the Company issued a press release announcing the execution of the Merger Agreement. A copy of the Company’s press release is attached as Exhibit 99.3 hereto.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. All statements other than statements of historical fact, including statements regarding the proposed acquisition of the Company by Parent, the expected timing for completing the proposed transaction and the terms thereof, and any other statements regarding events or developments that may occur in the future, may be “forward-looking statements” for purposes of applicable securities laws. These forward-looking statements involve a number of risks and uncertainties that could significantly affect the consummation of the proposed transaction and the Company’s business, financial condition and results of operations. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “targets,” “would,” “will,” “should,” “may” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they are first made, are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The Company cannot give any assurances that the expectations in such forward-looking statements will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed transaction on the anticipated timeline or at all, the satisfaction of the conditions to the consummation of the proposed transaction, including the receipt of the approval of the Company’s shareholders, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other required regulatory clearances, and the timing of the closing of the proposed transaction; the ability of Parent to obtain the funds required to consummate the proposed transaction, including under its debt financing and the Commitment Letter; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances that may require the Company to pay a termination fee to Parent; the potential that the Company’s shareholders may not approve the transaction; the effect of the go-shop, no-shop and termination fee provisions of the Merger Agreement on the Company’s ability to pursue alternative transactions; the potential impact of the announcement or pendency of the proposed transaction on operating results, business generally and business relationships, including with employees, customers, suppliers and competitors; restrictions under the Merger Agreement on the conduct of the Company’s business prior to the consummation of the proposed transaction; whether and when the Israel Tax Authority grants the tax rulings contemplated by the Merger Agreement, and the related timing of, and Israeli tax withholding on, payments to the Company’s shareholders and equity award holders; actual or threatened legal proceedings that have been or may be instituted against the Company in connection with the proposed transaction or otherwise; the ability and costs related to retaining key personnel and clients; risks related to diverting management’s attention from ongoing business operations; delays, challenges, costs, fees, expenses and charges related to the proposed transaction; the effect on the market price of the Company’s ordinary shares and on the Company’s business if the proposed transaction is not consummated; actions by competitors; general adverse economic, political, social and security conditions in the regions and industries in which the Company operates, including political, economic, military and security conditions in Israel and the Middle East and hostilities in the region; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of the Company’s traded securities; natural catastrophes, any pandemic, epidemic or outbreak of infectious disease, warfare, protests and riots, and terrorist attacks; and those additional risks and factors discussed in reports filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”) by the Company, including the Company’s most recent Annual Report on Form 20-F, any subsequent reports on Form 6-K and the proxy statement relating to the proposed transaction (when available), each of which is or will be on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. Reports filed or furnished with the SEC by the Company are also available on the Company’s website at www.perion.com/investors/. Moreover, other risks and uncertainties of which the Company is not currently aware or may not currently consider material may also affect the Company’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this Form 6-K are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by the Company on its website or otherwise. The Company does not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the proposed transaction. The Company intends to file with the Israel Securities Authority and furnish to the SEC, and mail or otherwise provide to its shareholders, a proxy statement in connection with the proposed transaction (the “proxy statement”), and the Company may file or furnish other relevant documents regarding the proposed transaction with the SEC. The proxy statement will be sent or given to the shareholders of the Company and will contain important information about the proposed transaction and related matters. This communication is not a substitute for the proxy statement or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to read the proxy statement in its entirety and other relevant documents filed with or furnished to the SEC in connection with the proposed transaction or incorporated by reference therein when they become available before making any voting or investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the proposed transaction.

You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the proxy statement and other documents filed with or furnished to the SEC by the Company on the Company’s Investor Relations website (www.perion.com/investors/) or by requesting them from Jeff Seiner, Investor Relations by telephone at +1-773-383-2468, or in writing to jeffs@perion.com, or to the Company at 2 Leonardo Da Vinci Street, Tel Aviv 6473309, Israel (for documents filed with or furnished to the SEC by the Company).

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which was filed with the SEC on March 16, 2026. Additional information regarding the interests of such individuals in the proposed transaction will be included in the proxy statement relating to the proposed transaction when it is furnished to the SEC. Investors should read the proxy statement carefully when it becomes available before making any voting or investment decisions. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov and the Company’s Investor Relations website (www.perion.com/investors/).

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K (including exhibits hereto) is hereby incorporated by reference into the Company’s previously filed Form S-8 Registration Statements (File Nos. 333-262260, 333-266928, 333-272972, 333-279055, 333-282649, 333-284011, 333-287426, 333-282649 and 333-295041).

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

99.1	Agreement and Plan of Merger, dated as of November 1, 2026, by and among Affle 3IL Ltd., Affle 3IL Investco Ltd. and Perion Network Ltd.
99.2	Form of Voting and Support Agreement.
99.3	Press Release, dated November 1, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

Date: November 2, 2026	By:	/s/ Elad Tzubery
Elad Tzubery
Chief Financial Officer